4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE COMMENTS ON POSITIVE AGGRASTAT RESULTS
PRESENTED AT THE AMERICAN COLLEGE OF CARDIOLOGY
ANNUAL SCIENTIFIC SESSION

WINNIPEG, Manitoba – (April 3, 2008) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular-focused biopharmaceutical company, today commented on the positive results of two large AGGRASTAT® (tirofiban) studies, MULTI-STRATEGY 2 and ON-TIME 2, that were presented at the Late Breaking Sessions of the American College of Cardiology 57th Annual Scientific Session.

The 745-patient MULTI-STRATEGY 2 study demonstrated that high-dose tirofiban is non-inferior to REOPRO® (abciximab) during primary percutaneous coronary intervention (PCI) for acute myocardial infarction. The incidence of death/MI at 8 months was 5.9% vs. 7.5% (p=0.55) between tirofiban and abciximab

The 984-patient ON-TIME 2 study showed that treatment with tirofiban in addition to aspirin, heparin and clopidogrel, significantly reduced the incidence of residual ST-segment deviation after PCI in STEMI patients versus placebo (patients treated with aspirin, unfractioned heparin and clopidogrel).

“We are very pleased with the positive data presented on AGGRASTAT® at ACC,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “Although, our marketing efforts have been focused on the substantial upstream opportunity for the use of AGGRASTAT® in patients with non-ST-segment elevation acute coronary syndromes, the results from MULTI-STRATEGY 2 and ON-TIME 2 demonstrate the potential for AGGRASTAT® in acute MI patients, while also confirming that earlier, upstream administration of AGGRASTAT® improves outcomes compared to later administration, at the time of PCI.”

AGGRASTAT® is not currently approved for use in STEMI patients or as adjunctive therapy in patients undergoing PCI.

About MULTI-STRATEGY 2

The purpose of this 2x2 factorial study was to evaluate the risks and benefits of administering tirofiban at high-bolus dose (25µg/Kg bolus) followed by a standard infusion rate vs abciximab, and to assess the efficacy of drug-eluting stents in the setting of ST-elevation MI. With respect to the comparison of tirofiban and abciximab, the primary endpoint was the incidence of a ≥50% resolution in ST-segment elevation following percutaneous coronary intervention.

The investigators found no significant difference in % ST segment resolution between the tirofiban and the abciximab groups [n=722, 85.3% vs. 83.6%, (95% CI, 0.958 -1.086)] following percutaneous coronary intervention. Furthermore, there was no significant difference in the incidence of MACE (p=0.85), death/MI (p=0.98), urgent target vessel revascularization (uTVR) (p=0.59), and stent thrombosis (definite, p=0.56) at 30 days. The incidence of death/MI at 8 months was 5.9% vs. 7.5% (p=0.55) between tirofiban and abciximab (MACE 9.9% vs. 12.4%, p=0.3) . With respect to safety measures, there was no significant difference in TIMI major and minor bleeding between tirofiban and abciximab at 30 days. However, the occurrence of thrombocytopenia was significantly greater among patients treated with abciximab as compared to those treated with tirofiban (4.0% vs. 0.8%, p=0.004) .

About ON-TIME 2

This double-blind, randomized study enrolled 984 patients with ST-segment elevation myocardial infarction. Patients were randomly assigned to pre-hospital treatment with tirofiban 25 µg/kg bolus and 0.15 µg/kg/min maintenance infusion for 18 hours post-PCI or placebo (patients treated with aspirin, unfractioned heparin and clopidogrel [600 mg]) with bailout tirofban as required at time of PCI.

The study’s primary end points evaluated the benefit of pre-hospital initiation of high-bolus tirofiban, administered in addition to aspirin, unfractioned heparin and 600 mg clopidogrel, on the extent of residual ST-segment deviation (defined as percentage of patients with >3 mm deviation of ST segment) at one hour after PCI in patients with STEMI. Secondary endpoints evaluated the effect of this treatment regimen, as compared with placebo and in addition to aspirin, unfractioned heparin and clopidogrel, on the incidence of death, MI, uTVR or thrombotic bailout combined at 30 days. Additionally, major bleeding, as measured by the Thrombolysis in Myocardial Infarction (TIMI) criteria, was also assessed.

The study results showed a significant reduction in the percentage of patients with more than 3mm residual ST-segment deviation one hour post-PCI in the tirofiban versus placebo-treated group (33.6 percent versus 44.3 percent, respectively; p=0.026 [primary endpoint]). Additionally, a median of 60 minutes pre-PCI administration of tirofiban in the ambulance or referral center setting significantly reduced cumulative ST-segment deviation before PCI as compared to placebo (10.9 mm versus 12.1 mm, respectively; p=0.028) . Cumulative ST-segment deviation as a continuous variable was also reduced with early tirofiban administration (3.3 mm versus 4.8 mm, respectively; p=0.002) .

Study results also showed that the combined incidence of death, recurrent myocardial infarction (MI), urgent target vessel revascularization (uTVR), and thrombotic bailout was significantly reduced in the tirofiban group (26.0 percent) versus placebo (33.3 percent; p=0.013) . Early intervention with tirofiban did not result in a significant increase of major bleeding when compared to placebo (4.0 percent versus 2.9 percent, respectively; p=0.363); results for minor bleeding were consistent with this trend (6.1 percent of tirofiban-treated patients versus 4.4%; p=0.233) .

About Medicure Inc.

Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders.

Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com